UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2024 (Report No. 4)

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On June 25, 2024, SaverOne 2014 Ltd. (the “Company”), pursuant to the terms of the securities purchase agreement entered into on June 20, 2024, closed the transaction under said purchase agreement, pursuant to which the Company agreed to sell to the two institutional investors in a registered direct offering (the “Registered Offering”) an aggregate of 12,555,555 shares of ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), represented by 2,511,111 American Depositary Shares (“ADSs”), at an offering price of $0.45 per ADS. The Ordinary Shares representing ADSs and the ADSs were sold pursuant to a prospectus supplement filed by the Company on June 25, 2024 with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-274458), declared effective by the SEC on September 27, 2023, and the base prospectus dated as of September 27, 2023 contained in such registration statement.

A copy of the opinion of Doron Tikotzky Kantor Gutman & Amit Gross with respect to the validity of the Company’s securities offered relating to Israeli law is attached as Exhibit 5.1 hereto. A copy of the opinion of The Crone Law Group, P.C. relating to U.S. federal securities laws is attached as Exhibit 5.2 hereto.

This Report on Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933, as amended.

Exhibit Index

Exhibit No.	Description
5.1	Legal opinion of Doron Tikotzky Kantor Gutman & Amit Gross
5.2	Legal opinion of The Crone Law Group, P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2024	SAVERONE 2014 LTD.

	By:	/s/ Ori Gilboa
	Name:	Ori Gilboa
	Title:	Chief Executive Officer

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